UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

GVI SECURITY SOLUTIONS, INC.
(Name of Issuer)
Common Stock, $0.001 Par Value
(Title of Class of Securities)
36242E200
(CUSIP Number)
Matthew Guenther
GenNx360 GVI Holding, Inc.
c/o GenNx360 Capital Partners, L.P.
590 Madison Avenue, 27th Floor
New York, New York 10022
Telephone: 212-257-6776
Copies to:
Bradley C. Vaiana, Esq.
Winston & Strawn LLP
200 Park Avenue
New York, New York 10166
212-294-2610
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
October 21, 2009
(Dates of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSON GenNx360 GVI Acquisition Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,252,633

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

6,252,633

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,252,633

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.9%

14	TYPE OF REPORTING PERSON

CO
* Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

1	NAME OF REPORTING PERSON GenNx360 GVI Holding, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,252,633

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

6,252,633

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,252,633

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.9%

14	TYPE OF REPORTING PERSON

CO
* Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

1	NAME OF REPORTING PERSON GenNx360 Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,252,633

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

6,252,633

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,252,633

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.9%

14	TYPE OF REPORTING PERSON

PN
* Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

1	NAME OF REPORTING PERSON GenNx360 GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,252,633

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

6,252,633

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,252,633

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.9%

14	TYPE OF REPORTING PERSON

PN
* Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

1	NAME OF REPORTING PERSON GenNx360 Management Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,252,633

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

6,252,633

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,252,633

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.9%

14	TYPE OF REPORTING PERSON

PN
* Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

1	NAME OF REPORTING PERSON Ronald E. Blaylock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,252,633

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

6,252,633

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,252,633

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.9%

14	TYPE OF REPORTING PERSON

IN
* Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

1	NAME OF REPORTING PERSON Arthur H. Harper

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,252,633

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

6,252,633

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,252,633

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.9%

14	TYPE OF REPORTING PERSON

IN
* Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

1	NAME OF REPORTING PERSON Lloyd G. Trotter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,252,633

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

6,252,633

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,252,633

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.9%

14	TYPE OF REPORTING PERSON

IN
* Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D
Item 1. Security and Issuer
     The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, $0.001 par value per share (the “Shares”), of GVI Security Solutions, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2801 Trade Center Drive, Suite 120, Carrollton, Texas, 75007.
Item 2. Identity and Background
     This Schedule 13D is being filed jointly by and on behalf of GenNx360 GVI Holding, Inc. (“Parent”), GenNx360 GVI Acquisition Corp. (“Purchaser”), GenNx360 Capital Partners, L.P. (“GenNx Capital”), GenNx360 GP, LLC (“GenNx GP”), GenNx360 Management Company, LLC (“GenNx Management”), Ronald E. Blaylock, Arthur H. Harper and Lloyd G. Trotter (collectively, the “Reporting Persons”). A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1. As a result of the existing relationships described under this Item 2 and Item 3 and the matters described in Item 4, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). However, neither this filing nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.
     Parent is a Delaware corporation. Purchaser is a Delaware corporation and is a wholly-owned subsidiary of Parent and has not engaged in any business except as contemplated by the Merger Agreement (defined in Item 4).
     All of the outstanding common stock of Parent is owned by GenNx Capital, a Delaware limited partnership.
     GenNx GP, a Delaware limited liability company, is the general partner of GenNx Capital.
     GenNx Management, a Delaware limited liability company, serves as the investment manager of GenNx Capital.
     Each of Ronald E. Blaylock, Arthur H. Harper and Lloyd G. Trotter is a citizen of the United States and is a Managing Member of each of GenNx GP and GenNx Management.
     The principal office address of each of Mr. Blaylock, Mr. Harper, Mr. Trotter, Purchaser, Parent, GenNx Capital, GenNx GP and GenNx Management is 590 Madison Avenue, 27th Floor, New York, New York 10022.
     The name, business address, present principal occupation or employment and citizenship of each of the directors, executive officers and control persons of each Reporting Person is set forth on Schedule A. None of the Reporting Persons nor, to the best of their knowledge, any of the entities or persons listed in Schedule A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) none of the Reporting Persons nor, to the best of their knowledge, any of the entities or persons listed in Schedule A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining the person from future violations of or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
Item 3. Source and Amount of Funds
     Parent and Purchaser received a Commitment Letter from GenNx Capital, pursuant to which GenNx Capital agreed to provide funds to Parent and Purchaser sufficient to permit Parent and Purchaser to pay the consideration in the Offer (defined in Item 4) and the Merger (defined in Item 4) (the “Commitment Letter”). The Issuer has the right under certain circumstances to cause GenNx Capital to fund its capital commitment and cause Purchaser to consummate the transactions contemplated by the Merger Agreement (defined in Item 4). The Commitment Letter also includes GenNx Capital’s guarantee of certain monetary obligations that may be owed to the Issuer pursuant to the Merger Agreement, including funds that may be due to the Issuer in the event of a breach of the Merger Agreement.
Item 4. Purpose of the Transaction
     On October 21, 2009, the Issuer, Parent and Purchaser entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Purchaser agreed to commence a tender offer (the “Offer”) to acquire all of the outstanding Shares at $0.38 per Share in cash, without interest and less any applicable withholding taxes (the “Offer Price”), to each shareholder, subject to the satisfaction or waiver of the conditions to the Offer set forth in the Merger Agreement. After consummation of the Offer, Purchaser will merge with and into the Issuer (the “Merger”), whereupon Purchaser’s separate corporate existence will cease and the Issuer will continue as the surviving corporation and as a direct, wholly-owned subsidiary of Parent.
     In the Merger Agreement, the Issuer has granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase, at a price per Share equal to the Offer Price, at any time at or following acceptance for payment of the tendered Shares, that number of newly-issued Shares (the “Top-Up Shares”) equal to the lesser of (i) the number of Shares that, when added to the number of Shares held of record by Parent and Purchaser at the time of exercise of the Top-Up Option, constitutes at least one Share more than 90% of the total Shares that would be outstanding immediately after the issuance of all Shares subject to the Top-Up Option (after giving effect to the issuance of the Top-Up Shares) or (ii) the aggregate of the number of Shares held as treasury shares by the Issuer and its subsidiaries and the number of Shares that the Issuer is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not reserved for issuance pursuant to the exercise of options), subject to certain limitations set forth in the Merger Agreement (the “Top-Up Option”). The Reporting Persons disclaim beneficial ownership of these Shares.
     Concurrently with the execution of the Merger Agreement, Europa International, Inc. and David Weiner (collectively, the “Principal Stockholders”), each entered into stockholder tender and support agreements, dated as of October 21, 2009 (the “Support Agreements”), with Parent and Purchaser. The Support Agreements provide, among other things, that each Principal Stockholder will, no later than three business days after receipt by such Principal Stockholder of the Letter of Transmittal and related materials pursuant to the terms of the Offer, validly tender all of such Principal Stockholder’s Shares and will not withdraw from the Offer any of such Principal Stockholder’s Shares. Each Principal Stockholder (i) agreed to vote the Shares held by such Principal Stockholder in favor of the adoption of the Merger Agreement and in furtherance of the consummation of the Offer and the Merger and (ii) secured such Principal Stockholder’s voting obligation by granting an irrevocable proxy to the officers of Parent. As of October 21, 2009, the Principal Stockholders owned 6,252,633 Shares or approximately 21.9% of the outstanding Shares, including outstanding restricted stock.
     Under the terms of the Merger Agreement, upon the time of the initial acceptance for payment by Purchaser of any validly tendered and not properly withdrawn Shares pursuant to the Offer, Purchaser will be entitled to designate for appointment to the board of directors of the Issuer a pro rata number of directors based upon the percentage that the Shares beneficially owned by Purchaser or any other subsidiary of Parent bears to the total number of Shares then-outstanding subject to the requirement that a minimum of two independent members of the current board of directors of the Issuer remain in office until consummation of the Merger. From and after the effective time of the Merger (the “Effective Time”) and pursuant to the Merger Agreement, (i) the directors of Purchaser will serve as directors of the Issuer, (ii) the officers of the Issuer immediately prior to the Effective Time will be the officers of the Issuer, (iii) the certificate of incorporation of the Issuer will be amended at the Effective Time to conform to the certificate of incorporation of Purchaser, and as so amended, shall be the certificate of incorporation of the Issuer as the surviving corporation and (iv) the by-laws of Purchaser in effect immediately prior to the Effective Time will be the by-laws of the Issuer.
     The foregoing descriptions of each of the Merger Agreement, the Support Agreements and the Commitment Letter do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement is filed as Exhibit 2 hereto and is incorporated by reference into this Item 4. A form of the Support Agreement by and among Purchaser, Parent, the Issuer, Europa International, Inc. and David Weiner has been filed as Exhibit 3 hereto and is incorporated by reference into this Item 4. A copy of the Commitment Letter is filed as Exhibit 4 and is incorporated by reference into this Item 4.
     Following the Merger, the Shares will no longer be eligible for trading on the OTC, there will be no public market for the Shares and registration of the Shares under the Exchange Act will be terminated.
     The information set forth in Item 3 is incorporated by reference into this Item 4.
     Except as set forth in this Schedule 13D and in connection with the Merger described above, the Reporting Persons have no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a) and (b)
     As a result of the Support Agreements, the Reporting Persons may be deemed to beneficially own 6,252,633 shares of the Issuer’s common stock owned by the Principal Stockholders as of October 21, 2009, or approximately 21.9% of the outstanding Shares, including outstanding restricted stock.
     The Reporting Persons (i) are not entitled to any rights as shareholders of the Issuer as to the Shares covered by the Support Agreements, except as otherwise expressly provided in the Support Agreements, and (ii) disclaim all beneficial ownership of such Shares.

     In the event Purchaser exercises the Top-Up Option described in Item 4 above, it will have sole voting power and sole dispositive power over the Shares issued upon exercise.
     Except as set forth in this Item 5(a), none of the Reporting Persons and, to the knowledge of the Reporting Persons, no person named in Schedule A beneficially owns any Shares.
     The information set forth in Item 2 is incorporated by reference into this Item 5(b).
(c)
     Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any Reporting Person or any person named in Schedule A.
(d)
Not applicable.
(e)
Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information set forth in Item 4 is incorporated by reference into this Item 6.
     Except for the arrangements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A), or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Undertaking dated as of November 3, 2009 by and among GenNx360 Holding, Inc., GenNx360 Acquisition Corp., GenNx360 Capital Partners, L.P., GenNx360 GP, LLC, GenNx360 Management Company, LLC, Ronald E. Blaylock, Arthur H. Harper and Lloyd G. Trotter

Exhibit 2	Agreement and Plan of Merger, dated as of October 21, 2009, by and among GVI Security Solutions, Inc., GenNx360 Holding, Inc., GenNx360 Acquisition Corp. (incorporated by reference to Exhibit 2.1 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009)

Exhibit 3	Form of Stockholder Tender and Support Agreement, dated as of October 21, 2009, by and among GenNx360 Holding, Inc. and GenNx360 Acquisition Corp., GVI Security Solutions, Inc. and certain stockholders (incorporated by reference to Exhibit 10.3 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009)

Exhibit 4	Equity Commitment Letter, dated as of October 21, 2009, by GenNx360 Capital Partners, L.P. (incorporated by reference to Exhibit 2.2 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009)

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.
Date: November 3, 2009

GENNX360 GVI HOLDING, INC.
By:	/s/ Matthew Guenther
	Name:	Matthew Guenther
	Title:	Vice President

GENNX360 GVI ACQUISITION CORP.
By:	/s/ Matthew Guenther
	Name:	Matthew Guenther
	Title:	Vice President

GENNX360 CAPITAL PARTNERS, L.P. By: GenNx360 GP, LLC Its: General Partner
By:	/s/ Lloyd G. Trotter
	Name:	Lloyd G. Trotter
	Title:	Managing Member

GENNX360 GP, LLC
By:	/s/ Lloyd G. Trotter
	Name:	Lloyd G. Trotter
	Title:	Managing Member

GENNX360 MANAGEMENT COMPANY, LLC
By:	/s/ Lloyd G. Trotter
	Name:	Lloyd G. Trotter
	Title:	Managing Member

/s/ Ronal E. Blaylock
Ronald E. Blaylock

/s/ Arthur H. Harper
Arthur H. Harper

/s/ Lloyd G. Trotter
Lloyd G. Trotter

SCHEDULE A
Set forth below is the name, citizenship, business address and the present principal occupation or employment (and the name and principal business and address of any organization in which such employment is conducted) of each director or executive officer of the Reporting Persons, and if applicable, of each person controlling the Reporting Persons (and of each executive officer and director thereof).

Present Principal
Occupation or
Name	Citizenship	Business Address	Employment
Monty Yort	United States citizen	590 Madison Avenue, 27th Floor, New York, New York 10022	Managing Partner of GenNx360 Capital Partners, L.P., President of GenNx360 GVI Holding, Inc., President of GenNx360 GVI Acquisition Corp.

Matthew Guenther	United States citizen	590 Madison Avenue, 27th Floor, New York, New York 10022	Principal of GenNx360 Capital Partners, L.P., Director and Vice President of GenNx360 GVI Holding, Inc., Director and Vice President of GenNx360 GVI Acquisition Corp.

Rena Clark	United States citizen	245 First Street, Suite 1800 Cambridge, Massachusetts 02142	Principal of GenNx360 Capital Partners, L.P., Director and Secretary of GenNx360 GVI Holding, Inc., Director and Secretary of GenNx360 GVI Acquisition Corp.

Ronald E. Blaylock	United States citizen	590 Madison Avenue, 27th Floor, New York, New York 10022	Managing Member of GenNx360 GP, LLC and Managing Member of GenNx360 Management Company, LLC

Arthur Harper	United States citizen	590 Madison Avenue, 27th Floor, New York, New York 10022	Managing Member of GenNx360 GP, LLC and Managing Member of GenNx360 Management Company, LLC

Present Principal
Occupation or
Name	Citizenship	Business Address	Employment
Lloyd G. Trotter	United States citizen	590 Madison Avenue, 27th Floor, New York, New York 10022	Managing Member of GenNx360 GP, LLC and Managing Member of GenNx360 Management Company, LLC

EXHIBIT INDEX

Exhibit Number	Exhibit Description
Exhibit 1	Joint Filing Undertaking dated as of November 3, 2009 by and among GenNx360 Holding, Inc., GenNx360 Acquisition Corp., GenNx360 Capital Partners, L.P., GenNx360 GP, LLC, GenNx360 Management Company, LLC, Ronald E. Blaylock, Arthur H. Harper and Lloyd G. Trotter

Exhibit 2	Agreement and Plan of Merger, dated as of October 21, 2009, by and among GVI Security Solutions, Inc., GenNx360 Holding, Inc., GenNx360 Acquisition Corp. (incorporated by reference to Exhibit 2.1 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009)

Exhibit 3	Form of Stockholder Tender and Support Agreement, dated as of October 21, 2009, by and among GenNx360 Holding, Inc. and GenNx360 Acquisition Corp., GVI Security Solutions, Inc. and certain stockholders (incorporated by reference to Exhibit 10.3 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009)

Exhibit 4	Equity Commitment Letter, dated as of October 21, 2009, by GenNx360 Capital Partners, L.P. (incorporated by reference to Exhibit 2.2 to GVI’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009)